As filed with the Securities and Exchange Commission on May 25, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .............................N/A...........................................................................................

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By:       /s/ Andrew Browne
Name: Andrew Browne
Title:   CFO and Management Board Member

Date: May 25, 2004

REGISTERED WITH THE CHAMBER OF COMMERCE AND INDUSTRY FOR
HAAGLANDEN, THE NETHERLANDS, UNDER NO. 33302535

NOTICE AND MEETING AGENDA

NEW SKIES SATELLITES N.V.
2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 13, 2004

        The Annual General Meeting of Shareholders (the “Annual General Meeting”) of New Skies Satellites N.V. (“New Skies”) will be held on Thursday, May 13, 2004 at the Carlton Ambassador Hotel, Sophialaan 2, 2514 JP The Hague, The Netherlands, and will begin at 10:30 a.m. The Agenda for the Annual General Meeting is as follows:

I.	Opening of the meeting.
II.	Report of the Board of Management on the course of business of New Skies and its management from January 1, 2003 to December 31, 2003, on the statutory 2003 accounts, and on corporate governance matters, including the Dutch corporate governance code.
III.	a.	Proposal to adopt the statutory 2003 accounts.
	b.	Proposal to approve the management performed by the Board of Management during the statutory year January 1, 2003 to December 31, 2003, including discharge from liability in respect of its duties during this period.
	c.	Proposal to approve the supervision performed by the Supervisory Board during the statutory year January 1, 2003 to December 31, 2003, including discharge from liability in respect of its duties during this period.
IV.	Proposal to declare a dividend of US$0.04 per ordinary share.
V.	Proposal to appoint Deloitte & Touche as the registered accountants of New Skies for one year.
VI.	Proposal to reduce the size of the Supervisory Board and to appoint seven members of the Supervisory Board.
VII.	Proposal to approve the compensation of the members of the Supervisory Board.
VIII.	Proposal to designate the Board of Management for a period of five years (until May 13, 2009) as the corporate body authorized both to issue shares and to limit or exclude pre-emptive rights as to any shares that the Board of Management has been authorized to issue.
IX.	Proposals relating to the repurchase of shares.
	a.	Proposal to authorize the Board of Management to acquire shares in the share capital of New Skies for a period of 18 months (until November 13, 2005);
	b.	Proposal to cancel shares that are (to be) held as treasury stock and to authorize the Board of Management to perform all action necessary in that connection.
X..	Proposal to amend the Articles of Association as to streamline the transfer of registered shares.
XI.	Questions.
XII.	Closing of the meeting.

*   *   *   *   *   *   *

        The Annual General Meeting will be conducted in the English language. Translation to and from the Dutch language will be provided if requested by a shareholder on or before May 7, 2004.

        The Agenda, the Proxy Statement, copies of the statutory 2003 accounts, the reports of the Supervisory Board and the Board of Management, the list of nominees for appointment to the Supervisory Board, and the proposed amendment to the Company’s Articles of Association can be inspected by shareholders and other persons entitled to attend the Annual General Meeting at our office at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands and via ABN AMRO Service Desk, telephone +31 76 579 9455. Copies of these documents will be forwarded free of charge upon request to shareholders and other persons entitled to attend the Annual General Meeting.

        In accordance with its Articles of Association, New Skies has selected April 13, 2004 as the notional record date for the purpose of soliciting proxies from its shareholders. In accordance with Dutch law and New Skies’ Articles of Association, only persons who are shareholders on the date of the Annual General Meeting are entitled to vote at the Annual General Meeting and these shareholders may only vote the number of shares held as of the date of the Annual General Meeting. Consequently, proxies and voting instructions given with respect to a number of shares that is greater than the number of shares held by the shareholder on the date of the Annual General Meeting will be followed in the same proportion as is indicated on the Proxy Card, but only with respect to the number of shares actually held on the day of the Annual General Meeting.

        Under Book 2, Section 117.3 of the Dutch Civil Code in conjunction with Article 23.7 of the New Skies Articles of Association, holders of bearer shares may exercise their shareholder rights only if they deposit with New Skies paying agent, ABN AMRO Bank N.V., a written statement from the financial institution (admitted to NECIGEF) through which they hold their interest in New Skies. The statement must certify that (i) the number of bearer shares listed in such statement belongs to the financial institution’s collective depository, (ii) the person mentioned in the statement is a joint owner of the financial institution’s collective depository to the extent of such number of bearer shares, and (iii) to the extent required by law, the person mentioned in the statement will continue to be the joint owner of its collective depository to such extent until after the Annual General Meeting. The statement must be deposited with New Skies paying agent, ABN AMRO Bank N.V., on or before May 7, 2004, which is not earlier than the seventh day prior to the Annual General Meeting.

(This Notice and Meeting Agenda, along with the enclosed Proxy
Statement, was first made available to shareholders on April 13, 2004)

PROXY STATEMENT

NEW SKIES SATELLITES N.V.
2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 13, 2004

INTRODUCTION

        This Proxy Statement and the accompanying Notice and Meeting Agenda are being mailed to shareholders of New Skies Satellites N.V. (“New Skies” or, the “Company”) on or about April 13, 2004, in connection with the solicitation by New Skies of proxies for use at the Annual General Meeting of Shareholders of New Skies (the “Annual General Meeting”) to be held on Thursday May 13, 2004 at the Carlton Ambassador Hotel, Sophialaan 2, 2514 JP The Hague, The Netherlands, beginning at 10:30 a.m.

        New Skies’ 2003 Annual Report to Shareholders (the “Annual Report”), containing New Skies’ audited consolidated financial statements (statutory accounts) for the year ended December 31, 2003, was made available to shareholders on or about April 13, 2004.

        In accordance with the Articles of Association of New Skies and Dutch law, copies of the statutory 2003 accounts, the reports of the Supervisory Board and the Board of Management, the list of nominees for appointment to the Supervisory Board, and the proposed amendment to the Company’s Articles of Association can be inspected by shareholders and other persons entitled to attend the Annual General Meeting at our office at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands and via ABN AMRO Service Desk, telephone +31 76 579 9455. Copies of these documents will be provided free of charge upon request to shareholders and other persons entitled to attend the Annual General Meeting.

        All items set forth in the Agenda, including the proposals to be considered by the shareholders, were proposed by the Board of Management and approved by the Supervisory Board, except as otherwise required by New Skies’ Articles of Association or as set forth in this Proxy Statement.

        As of March 31, 2004, New Skies’ shareholders held 118,015,138 ordinary shares eligible for voting. A shareholder may cast one vote per share at the Annual General Meeting. No quorum requirement applies at the Annual General Meeting. Proposals made by the Board of Management or the Supervisory Board shall be validly adopted if approved by an absolute majority of the votes cast at the Annual General Meeting; provided that, with respect to Item VIII and IX(b) only, if less than 50 percent of the issued share capital eligible to vote is present or represented at the meeting, then a vote of at least two-thirds of the shares participating at the meeting shall be required to approve the delegation of the authority to limit or exclude pre-emptive rights and for a decision to authorize the Board of Management to cancel shares.

        A shareholder can not vote at the Annual General Meeting unless he is present in person or is represented by a properly designated representative or by way of a properly executed written proxy. The method by which a shareholder can vote depends on the form in which the shareholder holds its interest in New Skies: registered shares, bearer shares or American Depositary Shares. The procedures for participation by each type of shareholder are described in this Proxy Statement.

        New Skies is not subject to the proxy solicitation rules contained in Regulation 14A under the U.S. Securities Exchange Act of 1934, as amended. New Skies shall bear the cost of soliciting proxies for the Annual General Meeting, including expenses incurred in connection with preparing and mailing the proxy solicitation materials.

PROCEDURES FOR VOTING

        The procedures for voting depend on two criteria – how you hold your shares and your personal preference. In the bullet points below, we outline the alternatives available to investors depending on how they hold their shares: either in registered form (directly from New Skies), bearer form (over Euronext Amsterdam) or ADS form (over the New York Stock Exchange). The sections that follow these bullet points present the same information reorganized from the perspective of personal preference: either voting by proxy, attending the meeting and voting in person, or appointing someone else to attend the meeting and vote your shares for you. Given that there are different ways to vote your shares and in order to promote the orderly conduct of the Annual General Meeting, we recommend that you vote by proxy, even if you plan to attend the Annual General Meeting.

•     Holders of Registered Shares (not through any stock exchange):

        If you hold ordinary shares of New Skies in registered form, then you have three options for voting your shares on all matters presented to shareholders of New Skies for a vote:

1.	You may vote by completing, signing and returning to us the enclosed Proxy Card. By returning a signed Proxy Card, you are appointing the Corporate Counsel of New Skies to attend the Annual General Meeting on your behalf and to vote your shares on all matters presented to shareholders of New Skies for a vote in accordance with your instructions in the proxy, all in accordance with the procedures stated in this Proxy Statement. If you return a signed Proxy Card but you do not indicate your preferences, your votes will be cast to achieve the results recommended in this Proxy Statement.
2.	You may attend the Annual General Meeting and vote your shares in person.
3.	You may execute a power of attorney authorizing a third party to attend the Annual General Meeting and vote your shares on your behalf.

        Under Dutch law, holders of registered shares may exercise their shareholder rights only for those ordinary shares registered in their name on the day of the Annual General Meeting. New Skies ordinary shares that are beneficially owned and held through Stichting Administratiekantoor NSS (the “Stichting”) are registered in the name of the Stichting, and cannot be voted by the person who beneficially owns such shares. Holders of depositary receipts in the Stichting are entitled to attend the Annual General Meeting but, pursuant to Dutch law, they are not entitled to vote the shares held by the Stichting at the Annual General Meeting.

•    Holders of Bearer Shares (via Euronext Amsterdam):

        If you hold ordinary shares of New Skies in bearer form, then you have three options for voting your shares on all matters presented to shareholders of New Skies for a vote:

1.	You may vote by completing, signing and returning to us the enclosed Proxy Card. By returning a signed Proxy Card, you are appointing the Corporate Counsel of New Skies to attend the Annual General Meeting on your behalf and to vote your shares on all matters presented to shareholders of New Skies for a vote in accordance with your instructions in the proxy, all in accordance with the procedures stated in this Proxy Statement. If you return a signed Proxy Card but you do not indicate your preferences, your votes will be cast to achieve the results recommended in this Proxy Statement. Please note that you must attach to your Proxy Card the statement from your financial institution confirming your share ownership as described in the paragraph below.
2.	You may attend the Annual General Meeting and vote your shares in person.
3.	You may execute a power of attorney authorizing a third party to attend the Annual General Meeting and vote your shares on your behalf.

        IMPORTANT: Under Book 2, Section 117.3 of the Dutch Civil Code in conjunction with Article 23.7 of the New Skies’ Articles of Association, holders of bearer shares may exercise their shareholder rights only if they deposit with New Skies paying agent, ABN AMRO Bank N.V., a written statement from the financial institution (admitted to NECIGEF) through which they hold their interest in New Skies. The statement must certify that (i) the number of bearer shares listed in such statement belongs to the financial institution’s collective depository, (ii) the person mentioned in the statement is a joint owner of the financial institution’s collective depository to the extent of such number of bearer shares, and (iii) to the extent required by law, the person mentioned in the statement will continue to be the joint owner of its collective depository to such extent until after the Annual General Meeting. The statement must be deposited with New Skies paying agent, ABN AMRO Bank N.V., on or before May 7, 2004, which is not earlier than the seventh day prior to the Annual General Meeting. In effect, your bank must tell us how many shares you own and block the shares so that they can not be traded until after the Annual General Meeting.

        Holders of bearer shares who wish to attend the Annual General Meeting in person must register in writing on or before May 7, 2004 at 4 p.m. with ABN AMRO Bank N.V., via the bank or other institution associated with NECIGEF through which they hold their bearer shares, instructing that institution to provide ABN AMRO Bank N.V. with a confirmation that the relevant bearer shares will continue to be registered in the holder’s name in its administration until after the Annual General Meeting. Shareholders can authorize third parties to cast their vote at the meeting. The relevant power of attorney must be laid down in writing. The Company must receive the written power of attorney on or before May 7, 2004. Persons/entities entitled to attend the meeting can be requested to show proof of identity prior to admission to the meeting. We therefore request those persons/entities to bring valid identification.

•    Holders of American Depositary Shares (via the New York Stock Exchange):

        If you hold American Depositary Shares (“ADSs”) of New Skies, then you have three alternatives for voting your shares on all matters presented to shareholders of New Skies for a vote:

1.	You may vote by completing, signing and returning the Voting Instruction Card provided to you by The Bank of New York on or before Friday, May 7, 2004. By returning a signed Voting Instruction Card, you are directing The Bank of New York to vote the ordinary shares underlying your ADSs in accordance with your instructions. The Bank of New York, in turn, will give New Skies an omnibus proxy with respect to all of the valid instructions it has received in a timely fashion. The proxy from The Bank of New York will appoint the Corporate Counsel of New Skies to attend the Annual General Meeting on your behalf and to vote the shares underlying your ADSs on all matters presented to shareholders of New Skies for a vote in accordance with your instructions, all in accordance with the procedures stated in this Proxy Statement.
2.	You may request The Bank of New York to give you a proxy, so that you can vote the ordinary shares underlying your ADSs. If you receive such a proxy, then you have three further alternatives for voting your shares:

(i)	You may vote by completing, signing and returning to us the enclosed Proxy Card. By returning a signed Proxy Card, you are appointing the Corporate Counsel of New Skies to attend the Annual General Meeting on your behalf and to vote the shares underlying your ADSs on all matters presented to shareholders of New Skies for a vote in accordance with your instructions in the proxy, all in accordance with the procedures stated in this Proxy Statement.
(ii)	You may attend the Annual General Meeting and vote your shares in person on all matters presented to shareholders of New Skies for a vote.
(iii)	You may execute a power of attorney authorizing a third party to attend the Annual General Meeting and vote the shares underlying your ADSs on your behalf.
3.	You may withdraw the ordinary shares underlying your ADSs from the American Depositary Share facility. Under these circumstances, you will be treated as any other holder of our bearer shares. However, please contact The Bank of New York immediately if you prefer to withdraw your shares to verify whether there is sufficient time to allow for you to withdraw your shares before Friday, May 7, 2004 and to permit you to exercise your shareholder rights at the Annual General Meeting as a holder of bearer shares. If you withdraw your shares from the American Depositary Share facility, they will thereafter be traded in Euro on the official list of Euronext Amsterdam and will no longer be eligible for trading in U.S. dollars on the New York Stock Exchange.

        IMPORTANT: If The Bank of New York does not receive voting instructions for your ADSs before 5:00 p.m., New York time, on Friday, May 7, 2004, it will not vote the shares underlying your ADSs.

        In accordance with its Articles of Association, New Skies has selected April 13, 2004 as the notional record date for the purpose of soliciting proxies from its shareholders. In accordance with Dutch law and New Skies’ Articles of Association, however, only persons who are shareholders on the date of the Annual General Meeting are entitled to vote at the Annual General Meeting and these shareholders may only vote the number of shares held as of the date of the Annual General Meeting. Consequently, proxies and voting instructions given with respect to a number of shares that is greater than the number of shares held by the shareholder on the date of the Annual General Meeting will be followed in the same proportion as is indicated on the Proxy Card, but only with respect to the number of shares actually held on the day of the Annual General Meeting.

HOW TO VOTE BY PROXY

        The solicitation of proxies is intended to facilitate the participation by shareholders in New Skies’ Annual General Meeting. We encourage you to read this Proxy Statement carefully and to send New Skies your proxy.

        If you hold New Skies ordinary shares in registered form and would like to vote on the matters under consideration via proxy, please complete and sign the Proxy Card. Depending on which option you choose, this will act as an instruction to the proxyholder either: (1) to vote your shares in a manner intended to achieve the results that are recommended in this Proxy Statement; or (2) to vote your shares as you have indicated on the Proxy Card in regard to each item. If no specification is made in the Proxy Card, the proxy will be voted by the proxyholder FOR Agenda Items III(a), III(b), III(c), IV, V, VI (including FOR the reduction of the size of the Supervisory Board to seven members and FOR the appointment of each of Mr. T.M. Seddon, Mr. S.K. Fung, Dr. A.S. Ganguly, Mr. J.W. Kolb, Ms. N. Kroes, Mr. G.B. Mueller, and Mr. C. Séguin as members of the Supervisory Board), VII, VIII, IX(a), IX(b) and X.

        If you hold New Skies ordinary shares in bearer form (via Euronext Amsterdam N.V.) and would like to vote on the matters under consideration via proxy, please obtain the required written statement from your financial institution through which you hold your interest in New Skies and complete and sign the Proxy Card. Depending on which option you choose, this will act as an instruction to the proxyholder either: (1) to vote your shares in a manner intended to achieve the results that are recommended in this Proxy Statement; or (2) to vote your shares as you have indicated on the Proxy Card in regard to each item. If no specification is made in the Proxy Card, the proxy will be voted by the proxyholder FOR Agenda Items III(a), III(b), III(c), IV, V, VI (including FOR the reduction of the size of the Supervisory Board to seven members and FOR the appointment of each of Mr. T.M. Seddon, Mr. S.K. Fung, Dr. A.S. Ganguly, Mr. J.W. Kolb, Ms. N. Kroes, Mr. G.B. Mueller, and Mr. C. Séguin as members of the Supervisory Board), VII, VIII, IX(a), IX(b) and X.

        If you hold New Skies ADSs (via the New York Stock Exchange) and would like to vote on the matters under consideration via proxy, please complete and sign the Voting Instruction Card provided to you by The Bank of New York. This will act as an instruction to The Bank of New York to vote the shares underlying your ADSs as you have indicated on the Voting Instruction Card in regard to each item. If no specification is made in the Voting Instruction Card for any Item, then The Bank of New York will not vote the shares underlying your ADSs with respect to that Item.

        In the event that a shareholder wishes to use any other form of proxy, such proxy (if properly executed, as a matter of Dutch law, and presented to New Skies together with any other required documentation) shall be voted in accordance with the specification given therein (please note that holders of ADSs can not vote in any manner without the cooperation of The Bank of New York). The proxyholder will be required to present the duly executed proxy and other required documentation to obtain admission to the Annual General Meeting and to exercise the shareholder rights represented by such proxy.

        For registered shareholders, the shares for which the proxy is given must be registered in the name of the shareholder on the date of the Annual General Meeting. For holders of bearer shares and ADSs, the proxy must be accompanied by the required written statement from your financial institution through which you hold your interest in New Skies. Proxies and voting instructions given with respect to a number of shares that is greater than the number of shares held by the shareholder on the date of the Annual General Meeting or greater than the number specified in the statement from the financial institution will be followed in the same proportion as is indicated on the Proxy Card, but only with respect to the number of shares held as a matter of record on the day of the Annual General Meeting or attested to in a written statement from your financial institution.

        If you wish to vote by proxy, please make sure the Proxy Card (together with your financial institution’s statement, if applicable) is sent by mail or commercial courier to the attention of Mr. Fred Verhoeff, Corporate Counsel, on behalf of the Board of Management of New Skies Satellites N.V., Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and received not later than Friday, May 7, 2004, with a copy via fax to: +31 70 306 4201. If you do so, your votes will be cast in the manner indicated by you on the Proxy Card. You can revoke a Proxy Card by giving written notice thereof to Mr. Fred Verhoeff, which must be received not later than Friday, May 7, 2004. In the case of ADSs, please make sure that the Voting Instruction Card is sent by mail or commercial courier to The Bank of New York, 620 Avenue of the Americas, New York, New York 10011, United States of America, which must be received not later than Friday, May 7, 2004 at 5:00 p.m.

HOW TO ATTEND THE MEETING IN PERSON

        If you hold registered shares and plan to attend the Annual General Meeting and would like to vote your shares in person, please complete, sign and return the attendance form, or write a letter on your letterhead stating the name of the person (or persons) who will attend. The name(s) you provide will then be placed on the admission list for the Annual General Meeting. If more than one person will attend, please indicate on the attendance form or in your letter which one of these persons will be authorized to vote on your behalf.

        If you hold bearer shares (via Euronext Amsterdam N.V.) and plan to attend the Annual General Meeting and would like to vote your shares in person, you must register in writing on or before May 7, 2004 at 4 p.m. with ABN AMRO Bank N.V., via the bank or other institution associated with NECIGEF through which you hold your bearer shares, instructing that institution to provide ABN AMRO Bank N.V. with a confirmation that the relevant bearer shares will continue to be registered in the holder’s name in its administration until after the Annual General Meeting. After registration with the ABN AMRO Bank N.V. your name will be added to the admission list. Please make sure that you bring the statement from your financial institution to the Annual General Meeting.

        If you hold ADSs (via The New York Stock Exchange) and plan to attend the Annual General Meeting and would like to vote your shares in person, please obtain a proxy from The Bank of New York to vote the ordinary shares underlying your ADSs and complete, sign and return the attendance form, or write a letter on your letterhead stating the name of the person (or persons) who will attend. The name(s) you provide will then be placed on the admission list for the Annual General Meeting. If more than one person will attend, please indicate on the attendance form or in your letter which one of these persons will be authorized to vote on your behalf.

        Please ensure that the attendance form or letter, together with the proxy from The Bank of New York, as applicable, is sent by mail or commercial courier to the attention of Mr. Fred Verhoeff, on behalf of the Board of Management of New Skies Satellites N.V., at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and received not later than Friday, May 7, 2004. Please also send a copy by fax to: +31 70 306 4201. Only those persons whose names appear on the admission list will be admitted to the Annual General Meeting. Such persons may be requested to identify themselves by means of a valid passport or equivalent document issued by a national authority.

HOW TO DESIGNATE SOMEONE ELSE AS YOUR REPRESENTATIVE AT THE MEETING

        You may designate another person to represent you at the Annual General Meeting by executing a power of attorney designating such person to act on your behalf. An acceptable sample of such power of attorney is attached to this Proxy Statement. Any person named in a power of attorney will also be placed on the admission list for the Annual General Meeting. Please note that if you want to designate a third party to represent you at the Annual General Meeting, then you must follow the procedures outlined above for attending the Annual General Meeting (indicating the name of the designated third party), in addition to sending the executed power of attorney.

        Please make sure the power of attorney is sent by mail or commercial courier to the attention of Mr. Fred Verhoeff, on behalf of the Board of Management of New Skies Satellites N.V., at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and received not later than Friday, May 7, 2004. Please also send a copy by fax to: +31 70 306 4201. If we do not receive a signed original of the properly executed power of attorney, the third party you have designated will not be able to vote on your behalf. You can revoke a power of attorney by giving written notice thereof to Mr. Fred Verhoeff, to be received not later than Friday, May 7, 2004.

VOTING RIGHTS

        Shareholders who hold New Skies ordinary shares in registered or bearer form are entitled to cast one vote on each item presented for a vote at the Annual General Meeting for each ordinary share that they hold as of the date of the Annual General Meeting. Shareholders who hold New Skies ADSs are entitled to instruct The Bank of New York, as depositary, to cast one vote on each item presented for a vote at the Annual General Meeting for each ADS that they hold as of the date of the Annual General Meeting. New Skies ordinary shares that are beneficially owned and held through the Stichting are registered in the name of the Stichting, and can not be voted by the person who beneficially owns such shares. Holders of depositary receipts in the Stichting are entitled to attend the Annual General Meeting, but pursuant to Dutch law they are not entitled to vote the shares held by the Stichting at the Annual General Meeting.

*   *   *   *   *   *   *

COMMENTS ON ITEMS ON THE AGENDA
AND RECOMMENDATIONS OF THE SUPERVISORY BOARD

AND/OR THE BOARD OF MANAGEMENT ON HOW TO VOTE

        In accordance with Article 23 of New Skies’ Articles of Association, the Annual General Meeting will be presided over by Mr. Terry Seddon, Chairman of the Supervisory Board, other than with respect to discussion of or procedures for the appointment of members of the Supervisory Board and approval of the compensation for such members, for which the Annual General Meeting will be presided over by Mr. Martin van Olffen, notaris, of the law firm De Brauw Blackstone Westbroek N.V.

AGENDA ITEM III(a)

        New Skies’ audited statutory 2003 accounts were reprinted in New Skies’ 2003 Annual Report, which was first made available to shareholders on or about April 13, 2004. In accordance with New Skies’ Articles of Association, it is proposed that shareholders approve the audited statutory 2003 accounts.

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item III(a).

AGENDA ITEM III(b)

        In accordance with Dutch corporate law practice, it is proposed to grant the members of the Board of Management release from liability for the performance of their duties over the financial period that ended on December 31, 2003. The proposed release from liability relates only to acts taken on behalf of the Company during its 2003 fiscal year that are a matter of public record. This proposal is ordinary practice under Dutch corporate law.

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item III(b).

AGENDA ITEM III(c)

        In accordance with Dutch corporate law practice, it is proposed to grant the members of the Supervisory Board release from liability for the performance of their duties over the financial period that ended on December 31, 2003. The proposed release from liability relates only to acts taken on behalf of the Company during its 2003 fiscal year that are a matter of public record. This proposal is ordinary practice under Dutch corporate law.

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item III(c).

AGENDA ITEM IV

        Pursuant to Article 29.7 of the Articles of Association, the Board of Management (with the approval of the Supervisory Board) proposes that a portion of the Company’s 2003 profits be paid as a dividend. Specifically, the Board of Management proposes that a dividend of US$0.04 per ordinary share be paid as follows: For ordinary shares listed on the Euronext Amsterdam Exchange, shares would be traded ex-dividend as of May 17, 2004 and the dividend would be paid, after deduction of the appropriate Netherlands withholding taxes, on May 21, 2004 to holders of shares listed on the Euronext Amsterdam Exchange registered at the close of business as of May 14, 2004. For American Depository Shares (“ADSs”) listed on the New York Stock Exchange, ADSs would be traded ex-dividend as of May 17, 2004 and the dividend would be paid, after deduction of the appropriate Netherlands withholding taxes, on June 4, 2004 to holders of ADSs listed on the New York Stock Exchange registered at the close of business as of May 19, 2004. For ordinary shares held in registered form (not through any stock exchange) the dividend would be paid, after deduction of the appropriate Netherlands withholding taxes, on May 21, 2004 to shareholders registered in New Skies’ shareholder register on May 14, 2004.

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item IV.

AGENDA ITEM V

        Under Article 27 of the Articles of Association, the Annual General Meeting shall appoint an accountant to (1) audit the annual accounts prepared by the Board of Management, (2) report on such accounts to the Board of Management and the Supervisory Board, and (3) to issue an opinion with regard thereto. It is proposed to appoint Deloitte & Touche as accountants for this purpose. Deloitte & Touche was appointed at the 2003 Annual General Meeting as New Skies’ accountant to audit the accounts for that year. Under New Skies’ Articles of Association, if the Annual General Meeting does not appoint an accountant, the Supervisory Board will make such appointment.

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item V.

AGENDA ITEM VI

        At the 2003 Annual General Meeting, New Skies’ shareholders elected nine members to serve on the Company’s Supervisory Board. Pursuant to the resolution adopted by the shareholders at that meeting, the term of office of the current members of the Supervisory Board expires as of the 2004 Annual General Meeting.

        One member of New Skies’ Supervisory Board, Mr. Don Wear, passed away in November of 2003. In light of Mr. Wear’s death and after considering the Company’s governance structure, the Supervisory Board has concluded that it can operate in a more efficient, focused, and effective manner by reducing its size from nine to seven members. Consequently, the Supervisory Board has made the following seven non-binding nominations for appointment to the Supervisory Board:

•	Mr. Terence M. Seddon	•	Mr. Jerry W. Kolb	•	Mr. Gerd D. Mueller
•	Mr. Shing Kwong Fung	•	Ms. Neelie Kroes	•	Mr. Claude Seguin
• Dr. Ashok S. Ganguly

    Mr. Seddon, 63 years of age, has served as Chairman of the Supervisory Board since May 1998. He is a citizen of the United Kingdom. Mr. Seddon currently is retired. Prior to his retirement he served as Director of Projects in Europe and also as the Malaysian Representative Director for Cable and Wireless. Prior to that, Mr. Seddon served as Chief Executive Officer of Asia Satellite Telecommunications Company Ltd from 1988 to 1993. During 2003, Mr. Seddon served as non-executive Director of Multitone Electronics plc, a specialist mobile telecommunications product provider.

    Dr. Fung, 57 years of age, has served as a Supervisory Director since May 1999. He is a citizen of the United States of America. Mr. Fung currently is Managing Director, North Asia of ACNielsen (a VNU N.V. company), a global provider of market information, research and analysis. Previously, he was a Director of Media Genesis Ltd from 2000 to 2002. From 1999 to 2000, Mr. Fung was Managing Director of Sage Capital Management and from 1995 to 1999 he was President of NBC Asia and established the Asian operations of NBC. Mr. Fung also served as the Chairman of the Cable and Satellite Broadcasting Association of Asia (CASBAA) from 1997 to 1999. From 1987 to 1995, he was General Manager of TVB International, a leading broadcaster in Hong Kong.

    Dr. Ganguly, 68 years of age, has served as a Supervisory Director since May 2002. He is a citizen of India. Dr. Ganguly currently serves as the Chairman of ICICI One Source Ltd, as a Director on the Central Board of the Reserve Bank of India, to which post he was appointed in November 2000, and as a Director on the Board of Hemogenomics Pvt Ltd, to which post he was appointed in November 2002. In addition, Dr. Ganguly heads his own company, Technology Network India Pvt Ltd, which focuses on industrial research & development and supply chain management. Dr. Ganguly’s principal professional career spanned 35 years with Unilever, which culminated with his service as a member of the Board of Directors of Unilever N.V. from 1990 through 1997 with responsibility for worldwide research and technology. Dr. Ganguly also currently serves as a non-executive Director of British Airways plc, Mahindra & Mahindra, WIPRO LTD, ICICI Knowledge Park, Tata AIG Life Insurance Co Ltd and ABP Pvt Ltd. During his career, Dr. Ganguly has served several public bodies including as a member of the Science Advisory Council to the Prime Minister of India (1985 to 1989) and the UK Advisory Board of Research Councils. His honors include, among others, the Indian award of Padma Bhushan and being named an Honorary Professor by the Chinese Academy of Science, Shanghai.

    Mr. Kolb, 68 years of age, has served as a Supervisory Director since May 1998. He is a citizen of the United States of America. Until his retirement in May 1998, Mr. Kolb was Vice Chairman of Deloitte & Touche LLP, an international public accounting and consulting firm. He joined the accounting firm in 1957 and served as Managing Partner of the Chicago office, Managing Partner of professional services, and Chief Financial and Administrative Officer, as well as Vice Chairman. Mr. Kolb has been a member of the Board of Directors of Gaylord Container Corporation, a manufacturer and distributor of corrugated containers, container board and other paper products, from August 1998 to May 2002, of Mid America Group, a commercial and residential real estate development and management company, from August 2002, and of Walter Industries, Inc., a diversified company operating in homebuilding, financing, industrial products and natural resources, from June 2003.

    Mrs. Kroes, 62 years of age, has served as a Supervisory Director since May 1999. She is a citizen of The Netherlands. From 1991 to 2000 Mrs. Kroes served as President of Nijenrode University in the Netherlands. Prior to that, she served as an advisor to the European Transport Commissioner from 1989 to 1991 and as Cabinet Minister for Transport and Public Works in the Netherlands from 1982 to 1989. She also served as Deputy Minister for Transport and Public Works in the Netherlands from 1977 to 1981. Mrs. Kroes is a Member of the Boards of the following companies: Ballast Nedam N.V., P & O Nedloyd, ProLogis, Cório N.V. (formerly VIB N.V.), Lucent Technologies B.V., Volvo Group (Sweden), Thales Group, MM02 (non-executive board), and Nederlandse Spoorwegen (Supervisory Board). Mrs. Kroes is as of December 2002 a member of the High Level Group on the trans-European Network in Brussels.

    Mr. Mueller, 67 years of age, has served as a Supervisory Director since May 2001. He is a citizen of Germany and the United States of America residing in the United States of America. Mr. Mueller is currently retired. Prior to his retirement, Mr. Mueller served as Executive Vice President and Chief Administrative and Financial Officer of Bayer Corporation, the U.S. wholly owned subsidiary of Bayer AG, Germany. He is currently a member of the Board of Directors of Schott Corporation, a U.S. wholly owned subsidiary of the German company Schott Glas. Mr. Mueller also is a trustee of the Robert Morris University and a member of the Board of Directors of the Western Pennsylvania Hospital, both in Pittsburgh, and Chairman of CDS International (formerly Carl Duisberg Society), a non-profit organization engaged in the implementation of exchange programs for young professionals primarily between the United States and Europe.

    Mr. Séguin, 54 years of age, has served as a Supervisory Director since May 1998. He is a citizen of Canada. Mr. Séguin is currently Senior Vice President – Strategic Investments for the Montreal based CGI Group, a global IT service provider. Previously, he was President of CDP Capital – Private Equity from 2001 to 2003 and Executive Vice President and Chief Financial Officer of Teleglobe Inc. from 1992 to 2000. Immediately prior to that, he was the Deputy Minister of Finance for the Province of Quebec, to which post he was appointed in 1987.

        Each nominee for the Supervisory Board that is elected will be elected for a one-year term, which will expire on the date of the New Skies 2005 Annual General Meeting.

        As of the date of distribution of this Proxy Statement, certain of the above nominees hold shares in New Skies, which shareholdings have been reported publicly to the Dutch securities regulatory authority, Autoriteit Financiële Markten, pursuant to the Disclosure of Major Holdings in Listed Companies Act 1996 (WMZ 1996). The information with regard to these shareholdings is also laid down in the list of nominees for appointment to the Supervisory Board, which list can be inspected by shareholders and other persons entitled to attend the Annual General Meeting at our office at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands and via ABN AMRO Service Desk, telephone +31 76 579 9455. As discussed in Agenda Item VII, below, certain restricted stock grants are proposed to be made to the nominees, subject to shareholder approval.

        It is proposed that the shareholders reduce the size of the Supervisory Board from nine to seven members and elect each of the foregoing to serve on New Skies’ Supervisory Board.

The Supervisory Board recommends that shareholders vote
FOR Agenda Item VI.

AGENDA ITEM VII

        Under New Skies’ Articles of Association, the shareholders have the authority to approve the compensation of the members of the Supervisory Board. There are two components to this compensation: (i) annual fees and stipends and (ii) stock grants.

        New Skies’ shareholders approved the fees and stipends paid to members of the Supervisory Board six years ago. Since that time, Supervisory Board fees and allowances have not been altered (other than an increase, in 2001, in the fixed fee paid to the Chairman). Moreover, in recent years Supervisory Board members have taken on additional responsibilities and potential liabilities due to the heightened attention being given to corporate governance matters and the responsibilities of Supervisory Boards and their members. In New Skies’ case, this increase in the level of responsibility for individual Board members will continue if, as proposed, shareholders approve the reduction in the size of the Supervisory Board. In light of these facts, the Supervisory Board proposes that the fees paid to Supervisory Board members be increased to a level consistent with those paid to directors for comparable companies, as follows: the fixed annual retainer for members would be increased from $25,000 to $35,000; the fixed annual retainer for members who serve as a committee Chairperson would be increased from 10% of their fixed annual retainer to 20%. The fixed annual retainer for the Chairman would be increased from $50,000 to $70,000; the fee payable for attendance at Board and committee meetings would be increased from $1,000 per day to $1,500 per day; and the fee for attending a telephonic Board or committee meeting would be reduced from $1,200 to $750. If approved, the fee changes would be effective with effect from January 1, 2004.

        For each of the years since New Skies’ inception, the Supervisory Board has proposed and the shareholders have approved a grant of stock options to members of the Supervisory Board. In 2002 the shareholders also approved a grant of restricted stock to these members. Grants of stock options and restricted stock are intended to achieve the twin objectives of creating a performance incentive that is closely aligned with shareholders’ interests and enabling New Skies to attract well qualified persons to serve on New Skies’ Board. For 2004, New Skies proposes to make a restricted stock grant to each member of the Supervisory Board elected at the Annual General Meeting. The restricted stock grant, upon vesting, would oblige the member to purchase ordinary shares upon payment of five eurocents (EUR 0.05) per share. The face value of the proposed restricted stock grant for a Supervisory Board member who does not serve as a committee chairperson is $22,505.00; the face value of the proposed grants for a committee chairperson and the chairperson are higher in direct proportion to their fixed annual retainer as of December 31, 2003. The exact number of shares over which restricted stock would be granted will be based on the fair market value of New Skies shares on the date of grant. For example, for a member of the Supervisory Board who does not serve as a committee chairperson, the face value of the proposed grant equals $22,505.00 and, if the fair market value on the grant date were equal to $7.00, the proposed restricted grant to this member would cover 3,215 ordinary shares ($22,505.00/$7.00). In the aggregate, if the fair market value on the grant date were equal to $7.00, then the restricted stock proposed to be granted to the members of the Supervisory Board would cover an aggregate of 26,358 ordinary shares. If as of the date of the grant the trading price of New Skies ordinary shares on the principal exchange is lower than $7.00, then more shares would be covered by the restricted stock grant, and if the price is higher, then fewer shares would be covered by the restricted stock grant. The restricted stock grant would annually vest in equal installments over a three-year period. Restricted stock would have to be purchased by the grantee, upon payment of the nominal value for the shares, promptly upon vesting. New Skies is not proposing to make any grant of stock options to members of the Supervisory Board in 2004.

        All changes in remuneration (including restricted stock grants) to members of the Supervisory Board can be made only with shareholder approval. The restricted stock plan governing restricted stock granted to the members of the Supervisory Board is administered by the New Skies Compliance Officer.

        In accordance with New Skies’ Articles of Association, it is proposed that shareholders approve the grant of restricted stock described in the paragraphs above to the members of the Supervisory Board.

The Supervisory Board recommends that shareholders vote
FOR Agenda Item VII.

AGENDA ITEMS VIII

        Under Dutch law and New Skies’ Articles of Association, the shareholders may designate the Board of Management as the corporate body authorized to approve the issuance of New Skies shares and to limit or exclude preemptive rights as to any shares that the Board of Management has been authorized to issue. Any such designations are subject to the Annual General Meeting of shareholders of New Skies, which designations may not continue for more than five years; however a general meeting of shareholders may renew such designations from time to time.

        New Skies’ shareholders have approved these designations previously, which designations have been in effect continuously since New Skies’ original incorporation through the present. Shareholders most recently approved these designations at the 2003 Annual General Meeting of shareholders. The existing designations expire on May 22, 2008. Consistent with general corporate practice of Dutch public companies and as a matter of ongoing New Skies corporate practice, New Skies intends to propose that, at each Annual General Meeting, the shareholders renew these designations previously granted to the Board of Management for an additional five year period. Failure of the proposal to renew this delegation will not in any way prejudice or alter the existing delegation, which would continue until it either expires or is further extended by shareholders.

        Therefore, it is proposed that, pursuant to Article 5 of the New Skies Articles of Association, the shareholders designate the Board of Management as the body corporate authorized to resolve to issue New Skies shares for a term of five years to begin as of the date of the Annual General Meeting and to expire on May 13, 2009, such designation being given with respect to up to 86,761,862 of authorized but unissued ordinary shares, twenty-two million, seven hundred fifty-three thousand (22,753,000) financing preference shares and two hundred twenty-seven million, five hundred thirty thousand (227,530,000) governance preference shares, in each case representing the unissued authorized share capital of New Skies and subject to approval in accordance with Article 20 of the New Skies Articles of Association. If the shareholders approve Agenda Item IX(b) at this Annual General Meeting and the Company in the future cancels any ordinary shares in the manner described in Agenda Item IX(b), then the previously mentioned number of unissued ordinary shares will increase by the number of shares that are cancelled.

        Further, it is proposed that, pursuant to Article 6 of the Articles of Association, the shareholders designate the Board of Management as the body corporate authorized to limit or exclude preemptive rights as to any shares that the Board of Management is authorized to issue for a term of five years to begin as of the date of the Annual General Meeting and to expire on May 13, 2009, subject to approval in accordance with Article 20 of the New Skies Articles of Association.

        Please note that, with respect to the delegation of the authority to limit or exclude pre-emptive rights, if less than 50 percent of the issued share capital eligible to vote is present or represented at the meeting, then a vote of at least two-thirds of the shares participating at the meeting shall be required to approve that part of this Item VIII. The proposal to delegate the authority to issue shares contained in this Item VIII requires only an absolute majority of the votes cast at the Annual General Meeting.

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item VIII.

AGENDA ITEM IX

        Under Dutch law and New Skies’ Articles of Association, New Skies and its subsidiaries may, subject to certain requirements, repurchase up to 10 percent of New Skies’ issued share capital. Any such purchase must be authorized by shareholders, and the shareholders may grant this authorization for a maximum period of 18 months.

        Consistent with general corporate practice of Dutch public companies and as a matter of ongoing New Skies corporate practice, New Skies requests shareholders at each Annual General Meeting to renew the authorization to the Board of Management to repurchase shares for a subsequent 18-month period. Failure of the shareholders to renew an existing authorization will not in any way prejudice or alter the existing authorization, which will continue until it either expires or is further extended by shareholders.

        At the 2002 Annual General Meeting of shareholders, New Skies’ shareholders authorized the Board of Management to repurchase up to 10 percent of the outstanding share capital of New Skies. The shareholders granted a second authorization at the 2003 Annual General Meeting. The 2003 authorization expires as of November 22, 2004.

        Pursuant to the 2002 authorization by shareholders, New Skies initiated a share repurchase program in November 2002, which reflected the Company’s confidence in the strength of its business and prospects going forward, and its strong commitment to enhancing shareholder value. The program was concluded in the third quarter of 2003 and the repurchased shares were cancelled in November of 2003. The Company repurchased a total of 13,057,024 shares at a total cost of $54.0 million, reflecting an average price of $4.14 per share.

        In February 2004, New Skies announced the initiation of a second share repurchase program. As in the first program, the Company may repurchase up to 10 percent of its currently outstanding shares.

        In order to permit repurchases to continue under the second repurchase program beyond November 22, 2004, shareholders must renew the grant of authority to the Company to repurchase shares, as proposed in Agenda Item IX(a). In order to permit the Company to engage in share repurchases beyond the second repurchase program, shareholders must approve both Agenda Items IX(a) and IX(b), as explained in the following paragraphs.

        As a matter of Dutch law, New Skies may never hold more than 10 percent of its issued share capital in treasury. As a result, if New Skies desires to engage in any share repurchases beyond the second repurchase program, it may do so only by first canceling the shares repurchased in this second program. The same rule would apply to any subsequent repurchase program(s). For example, if the Company completed a third 10 percent repurchase program and wished to initiate a fourth such program, it would first have to cancel the shares repurchased in the third program, in order to comply with the rule that it may never hold more than 10 percent of its share capital in treasury.

        Under Dutch law and New Skies’ Articles of Association, the Company may cancel shares only if shareholders have authorized the Company to reduce the issued share capital by cancelling shares. The shareholders must grant this authorization in advance, in response to a proposal from the Supervisory Board.

        At this time, the Supervisory Board and the Management Board have not concluded that additional share repurchases (beyond the second repurchase program announced in February 2004) would be in the Company’s best interests, and have not made any decision to engage in any such repurchases. To obtain adequate flexibility going forward, however, the Supervisory Board proposes that shareholders authorize the Board of Management to engage in up to two share cancellations, each of up to 10 percent of the then-outstanding share capital of the Company. Each authorization to cancel shares would be deemed a separate resolution. Prior to canceling any shares, the Board of Management would be required to determine the exact number of shares to be cancelled and to file the shareholders’ resolution, together with a Board of Management resolution determining the exact number of shares to be cancelled, with the Trade Registry.

        By obtaining shareholder authority at this time to engage in share repurchases for an additional year and to execute up to two 10 percent share cancellations, the Company will ensure that it has available to it the necessary corporate authority to pursue up to two additional share repurchase programs (beyond the current repurchase program), at an appropriate time, if and when the Board of Management and the Supervisory Board determine that additional share repurchases are in the Company’s best interests.

        In order to permit the Company to make share repurchases under the current repurchase program beyond November 22, 2004 without convening a special meeting of shareholders, Item IX(a) must be approved. In order to permit the Company to make share repurchases (including under the current repurchase program) beyond November 22, 2004 and to engage in up to two additional share repurchase programs, in each case without convening a special meeting of shareholders, both Item IX(a) and Item IX(b) must be approved by shareholders.

Agenda Item IX(a)

        In light of the foregoing, it is proposed that the shareholders authorize the Board of Management to repurchase up to 10 percent of the outstanding share capital of New Skies (calculated as of the date of the repurchase), for an 18-month period to begin as of the date of the Annual General Meeting and to expire on November 13, 2005, and grant the Board of Management, observing the relevant provisions of Dutch law, the sole discretion to determine the manner in which the shares shall be acquired against a purchase price per ordinary share not less than the nominal value per share and not greater than 110 percent of the fair market value per share; a purchase price per financing preference share that is not less than the nominal value and not greater than two times the original issuance price per share; and a purchase price per governance preference share that is equal to the original issuance price per share. The fair market value of ordinary shares shall conclusively be deemed to be the prevailing market trading price per ordinary share on the principal stock market for the Company’s shares.

        Furthermore, it is proposed that the authorization granted to the Board of Management in this Agenda Item IX(a) be automatically renewed in case of any cancellation of shares as described under Agenda Item IX(b).

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item IX(a).

AGENDA ITEM IX(b)

        In light of the foregoing, the Supervisory Board also proposes that the shareholders resolve to cancel shares as described above, authorizing the Board of Management to execute up to two separate cancellations. Each authorization to cancel shares would relate to such number of shares as the Board of Management determines is in the Company’s best interests, up to a maximum of 10 percent of the issued capital at the time of such decision. Each of the authorizations shall be deemed to be a separate authorization and a separate resolution to cancel shares. Each authorization will become effective only after the relevant number of shares has been acquired by the Company; this resolution and the resolution of the Board of Management referred to above has been filed with the Trade Registry; the notice of such deposit has been published as required by law; and no opposition in the two-month period has been made by the Company’s creditors. If such opposition has been made in time with respect to one or more of these resolutions, such resolution will become effective upon cancellation of such opposition or when a court ruling setting aside such opposition becomes enforceable. The authorization with respect to a second separate cancellation will further become effective only when the Company has cancelled up to 10 percent of its shares under the authority granted for such earlier cancellation, as applicable. If the Company has not filed each of these resolutions with the Trade Registry on or before November 13, 2005, any resolution not so filed will cease to be effective as of such date.

        Share cancellations would be permitted to make possible a subsequent share repurchase program or if the Company determined that cancellation would be in the Company’s best interests for any other reason, including a decision by the Company that it was not in shareholders’ interests for the Company to continue to hold its shares in treasury.

        Please note that if less than 50 percent of the issued share capital eligible to vote is present or represented at the meeting, then a vote of at least two-thirds of the shares participating at the meeting shall be required to approve this Item IX(b).

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item IX(b).

AGENDA ITEM X

       Currently, Article 11.1 of New Skies’ Articles of Association provides that any transfer of registered shares for which share certificates have been issued can only take place when the share certificate representing the shares has been submitted to the Company. In practice, this has created unnecessary difficulties for shareholders wishing to sell their shares, by creating a procedural impediment that is not required by Dutch law. For example, the Board of Management found during the first share repurchase program that at times the transfer of title to registered shares was time consuming because the shareholder involved had difficulty locating the originally issued share certificates, and could not complete the transaction until it had done so.

        New Skies therefore proposes that the shareholders amend the Company’s Articles of Association to delete this requirement. The change would simplify and speed the process of transferring title to registered shares by making it possible for the shareholder to effect the transfer (including transfers to New Skies as part of a share repurchase program) without providing the original share certificate. Transfers of title to registered shares would still require a written instrument of transfer, as provided by New Skies’ Articles of Association and consistent with Dutch law. This proposal has been approved by the Supervisory Board in accordance with Article 20 of the Company’s Articles of Association. A verbatim copy of the proposed amendment is available to shareholders and others entitled to attend the Annual General Meeting as described on page 4 and 5 of this Proxy Statement. Upon the resolution by the shareholders to amend the Articles of Association accordingly, each managing director of the Company and each and every lawyer working with De Brauw Blackstone Westbroek N.V. would be authorized to execute a notarial deed of amendment of the articles and to deposit a copy of such deed at the Trade Registry and the amendment would become effective upon the such deposit.

The proposed amended article 11 paragraph 1 will read:

“11.1.       The transfer of title to registered shares, the transfer of title to or a termination of a right of usufruct on registered shares, and the creation, vesting or release of a right of usufruct or of a right of pledge on registered shares shall be effected by way of a written instrument of transfer and in accordance with the provisions set forth in Section 2:86, or, as the case may be, Section 2:86c Civil Code. A transfer of registered shares for which share certificates have been issued can take place when the transfer is effected through the execution of a private deed of transfer that is distributed by the Company without charge. The rights attached to any registered share may be exercised if the Company is a party to the transaction, or after:
a.   the Company has acknowledged the transaction; or
b.   the deed has been served on the Company; or
 c.   the Company has entered the transaction in its shareholder register on its own initiative;  in each case in accordance with the relevant provisions of law.”

The Supervisory Board and the Board of Management recommend that shareholders vote FOR Agenda Item X.

*   *   *   *   *   *   *

SAMPLE POWER OF ATTORNEY

[Shareholder’s Letterhead]

New Skies Satellites N.V.
Attn: Mr. Fred Verhoeff
Corporate Counsel
Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

NEW SKIES SATELLITES N.V.
Annual General Meeting of Shareholders
May 13, 2004

THIS POWER OF ATTORNEY is made by: [supply complete name of shareholder as it appears in New Skies’ shareholder register or on the statement from the financial institution through which you hold your interest in New Skies, a description of its legal status, and the complete address] (the “Shareholder”).

The Shareholder hereby grants a full power of attorney to [Shareholder shall supply the following information regarding the individual to whom the shareholder gives its power of attorney: first, middle and last names, date and place of birth, and nationality] in order to represent the Shareholder at the Annual General Meeting of Shareholders (“Annual General Meeting”) of New Skies Satellites N.V. (“New Skies”), a limited liability company organized under the laws of The Netherlands with its corporate seat in Amsterdam, The Netherlands, and its address in The Hague, The Netherlands. The Annual General Meeting is to be held on 13 May 2004 in The Hague, The Netherlands. This power of attorney includes the power to be present at the Annual General Meeting, to vote all _____________ of the Shareholder’s shares in New Skies, [if registered shares: numbered from •1 up to and including •, which are registered in the name of the Shareholder,] [if bearer shares: which are part of the collective depository of [name of financial institution], as evidenced by the accompanying statement from such financial institution,] [if ADSs: which are deposited with The Bank of New York, as depositary, as evidenced by the accompanying proxy from The Bank of New York,] and, furthermore, to do all and everything else that may in that connection be necessary or useful, to the extent permitted in New Skies’ Articles of Association.

In witness whereof this power of attorney was executed this _____ day of ________________, 2004.

For and on behalf of the Shareholder2:

                    (Signature)

                     (Printed full name of person signing)

                     (Printed title of person signing)

This power of attorney should be sent with any required statement of your financial institution or proxy from The Bank of New York, if applicable, and received no later than on May 7, 2004 at the address listed above.

[1]	If your certificate was issued before August 24, 2000, then your shares have been split in a 10:1 stock split effective that date. Therefore, please indicate the first share number on your certificate, followed by “.0” and the last share number on your certificate, followed by “0.9". For example, “100000 up to and including 100500” becomes “100000.0 up to and including 100500.9".
2	If the shares are held jointly, each registered holder must sign.

ATTENDANCE FORM

New Skies Satellites N.V.
Attn: Mr. Fred Verhoeff
Corporate Counsel
Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

NEW SKIES SATELLITES N.V.
Annual General Meeting of Shareholders
May 13, 2004

The undersigned hereby declares, represents and warrants that it is the holder of __________ ordinary shares of New Skies Satellites N.V. (“New Skies”), which shares are held in the form of (CHECK ONE):

registered shares, with share certificate numbers •[1] through •; OR

American Depositary Shares (ADSs), as deposited with The Bank of New York, as depository, as evidenced by the accompanying proxy;

and hereby notifies New Skies that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of New Skies (the “Annual General Meeting”) to be held at the Carlton Ambassador Hotel, Sophialaan 2, 2514 JP The Hague, The Netherlands, on May 13, 2004, at 10:30 a.m. (Dutch time), or any adjournment or adjournments thereof, and requests that New Skies adds his/her/its name to the admission list for the Annual General Meeting.

The undersigned shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares that are (i) registered in his/her/its name on the day of the Annual General Meeting or (ii) attested to in the required written statement from his/her/its financial institution through which he/she/it holds an interest in New Skies.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers this ______ day of _______________________, 2004.

                    (Signature of shareholder)2

                     (Print full name of shareholder(s))

Notification should be sent with any required statement of your financial institution or proxy from The Bank of New York, if applicable, and received no later than on May 7, 2004 at the address listed above.

[1]	If your certificate was issued before August 24, 2000, then your shares have been split in a 10:1 stock split effective that date. Therefore, please indicate the first share number on your certificate, followed by “.0” and the last share number on your certificate, followed by “0.9". For example, “100000 up to and including 100500” becomes “100000.0 up to and including 100500.9".
2	If the shares are held jointly, each registered holder must sign.

[PLEASE USE THIS CARD IF YOU HOLD REGISTERED SHARES OR BEARER
SHARES AND
WISH TO VOTE BY PROXY, OR IF YOU HAVE A PROXY FROM THE BANK OF NEW YORK]

PROXY CARD

This is a proxy card for the Annual General Meeting of Shareholders of New Skies Satellites N.V. (“New Skies”), to be held on Thursday, May 13, 2004 at the Carlton Ambassador Hotel, Sophialaan 2, 2514 JP The Hague, The Netherlands, beginning at 10:30 a.m. If you hold New Skies ordinary shares, in either registered or bearer form, and would like to vote on matters under consideration, please complete this proxy card and return the signed original card by mail or commercial courier to:

Mr. Fred Verhoeff
Corporate Counsel
New Skies Satellites N.V.
Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Please also fax a copy to: +31 70 306 4201. To be valid, we must receive your proxy, together with a statement from your financial institution or a proxy from The Bank of New York, if applicable, on or before Friday, May 7, 2004.

Please use this proxy card exactly as provided to you.

Please fill in the blanks below:

Name of Shareholder (as printed on the share certificate or financial institution statement):

located	in the country of ___________________________________________, hereby appoints the Corporate Counsel of New Skies to vote all of its ordinary shares in New Skies at the Annual General Meeting of Shareholders according to the instructions below:

Please place an “X” in one of these two boxes:

in a manner intended to achieve the results which are supported in the accompanying Proxy Statement. We recommend that you select this option.

     in the manner indicated below.

If you select this option, please Indicate your vote for each Agenda Item by placing a check mark () in the “FOR”, “AGAINST”, or “ABSTAIN” box for that Agenda Item. If for any Agenda Item you do not place a check mark in one of these three boxes, your shares will be voted “FOR” that Agenda Item. After indicating your votes, please sign and date this proxy card below.

If you select this option, please sign and date this proxy card below.
		FOR	AGAINST	ABSTAIN
Item III(a)
Item III(b)
Item III(c)
Item IV
Item V
Item VI*
Item VII*
Item VIII*
Item IX(a)*
Item IX(b)*
Item X

  You agree that a vote “FOR” any Item marked with an “*” represents an authorization to the proxyholder to take whatever steps deemed necessary, and an authorization to vote your shares as the proxyholder sees fit, in order to ensure that the Item is approved in its entirety as proposed in the Proxy Statement. Such steps and authorizations include, without limitation, the authorization to vote your shares as the proxyholder deems appropriate in each round of voting that may take place until the relevant Item is decided. Specifically, a vote “FOR” the Items authorizes the proxyholder to vote:
    In Item VI, to reduce the size of the Supervisory Board to seven members and to elect each nominee recommended by the Supervisory Board.
    In Item VII, to approve the increase in the fees paid to Supervisory Directors and to make a restricted stock grant to each Supervisory Director.
    In Item VIII, to designate the Board of Management as the corporate body authorized to issue shares and to limit or exclude preemptive rights as to such shares.
    In Item IX, to approve the authorization to repurchase shares and each of the cancellation proposals.

Signature: Printed name of person signing: Printed title of person signing: Date:
______________________________________________________________________________

______________________________________________________________________________

______________________________________________________________________________

______________________________________________________________, 2004

(For further information on the Agenda Items and recommendations of the Supervisory Board and/or Board of Management, please see the Proxy Statement.